BRANDON J. CAGE

Assistant Vice President, Counsel

Law Department

Phone: 949-219-3943

Fax: 949-219-3706

Brandon.Cage@pacificlife.com

April 5, 2016

Deborah D. Skeens

Senior Counsel

Office of Insurance Products

Division of Investment Management

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, DC 20549-0506

Re:	Separate Account A of Pacific Life Insurance Company (811-08946)
Post-Effective Amendments to File Nos. 033-88458, 333-53040, 333-93059, 033-88460, 333-60833, 333-136597, 333-145822, 333-148865, 333-168026, 333-184973, 333-185326, 333-185327, and 333-185328.

Separate Account A of Pacific Life & Annuity Company (811-09203)
Post-Effective Amendments to File Nos. 333-71081, 333-100907, 333-122914, 333-107571, 333-136598, 333-148891, 333-160131, 333-168027, 333-184972, 333-185329, 333-185330, and 333-185331.

Pacific Select Variable Annuity Separate Account of Pacific Life Insurance Company (811-05980)
Post-Effective Amendment to File No. 033-32704.

Dear Ms. Skeens:

On behalf of Pacific Life Insurance Company (“Pacific Life”), Separate Account A of Pacific Life (811-08946), Pacific Select Variable Annuity Separate Account of Pacific Life (811-05980), Pacific Life & Annuity Company (“PLA”), and Separate Account A of PLA (811-09203) (hereinafter collectively referred to as “Registrants”), set forth below are responses to Staff comments received March 25, 2016, in connection with the above referenced Post-Effective Amendments, on Form N-4, filed February 12, 2016. All disclosure changes included in this response will be made to all registration statements referenced above.

We decided to no longer use a separate rate sheet prospectus supplement to disclose withdrawal percentages for the Enhanced Income Select Rider. As a result, we did not respond to any Staff comments concerning the rate sheet prospectus supplement. All other Staff comments received are addressed below.

General Comment.

1. Staff Comment: Please confirm that all missing information, including the name of the independent auditors and all exhibits, will be filed by a pre-effective amendment to the registration statements.

Response: We hereby confirm that any missing information will be included and filed via a pre-effective amendment to the registration statements.

Prospectus Comments.

2. Staff Comment: Cover page (p.1): Please add the names of the portfolio companies on the cover page or on the inside front cover.

Response: We added the full list of underlying portfolios on the inside front cover.

3. Staff Comment: Purchasing Your Contract—Making Additional Purchase Payments (p. 24):

a. In the second paragraph, please clarify whether any advance notice of such restriction will be given to contract owners. If so, please specify the type of advance notice that will be given and how far in advance will the notice be provided to contract owners.

b. Please note that a limitation on subsequent premium payments means that you will not be able to increase the value of your contract or any applicable rider by making additional deposits into the contract.

c. Provide more specific examples of circumstances in which you might need to protect your ability to provide the guarantees under these riders.

Response to a, b and c: We modified the second paragraph as follows [new disclosure is underlined for your reference]:

“If you purchase an optional rider, we reserve the right to reject or restrict, at our discretion, any additional Purchase Payments. If we decide to no longer accept Purchase Payments for any Rider, we will not accept subsequent Purchase Payments for your Contract or any other optional living benefit rider that you may own, and you will not be able to increase your Contract Value or increase any protected amounts under your optional living benefit rider by making additional Purchase Payments into your Contract. We may reject or restrict additional Purchase Payments to help protect our ability to provide the guarantees under these riders (for example, changes in current economic factors or general market conditions). If we decide to no longer accept Purchase Payments, we will provide at least 30 days advance written notice.”

4. Staff Comment: Optional Living Benefit Riders – Investment Allocation Requirements—Allowable Investment Options paragraph (p. 46):

a. Please explain supplementally the type of notice that will be given to contract owners to take corrective action. For example, whether such notice will be written and how the timing works (when does the ten day period commence).

b. Please specify if the rider will continue with the same terms in effect before the violation.

Response to a and b: The notice to take corrective action is provided to Contract Owners in writing. The ten day period starts as of the date of the written notice. For clarity, the sentence was modified and new disclosure was added as follows [new disclosure is underlined for your reference]:

“We will send you written notice in the event any transaction made by you will involuntarily cause the Rider to terminate for failure to invest according to the investment allocation requirements. However, you will have 10 Business Days starting from the date of our written notice (“10 day period”), to instruct us to take appropriate corrective action to continue participation in an allowable asset allocation program or allowable Investment Options to continue the Rider. If you take appropriate corrective action and continue the Rider, the Rider benefits and features available immediately before the terminating event will remain in effect.”

c. Provide more specific examples of circumstances in which you might need to protect your ability to provide the guarantees under these riders.

Response: We modified the applicable sentence of that paragraph as follows [new disclosure is underlined for your reference]:

“We may make such a change due to a fund reorganization, fund substitution, to help protect our ability to provide the guarantees under these riders (for example, changes in an underlying portfolio’s investment objective and principal investment strategies, or changes in general market conditions), or otherwise.”

d. Please provide clarity regarding how the 90 day time period operates. How much time will they have to reallocate?

Response: We respectfully decline to make changes to the disclosure. There are many factors that can determine the amount of advance notice that can be provided and is determined on a case by case basis. For example, an underlying fund could liquidate a portfolio or initiate a policy where no new money is allowed into the portfolio (hard close) or only contract owners that have allocated contract value to the portfolio before a certain cutoff date can continue to allocate new money (soft close). The actions of a fund complex will control how much notice is provided to contract owners. The requirement to reallocate or transfer contract value allocated to an underlying fund generally arises when a fund substitution, liquidation, or reorganization occurs. As stated, we generally provide 90 calendar days prior to the effective date of a change that will trigger a reallocation or transfer of contract value allocated to an underlying fund.

e. Please specify supplementally, whether similar notice will be given to broker dealers representing the contract owners and if so, how far in advance.

Response: We do provide notice to broker dealer firms prior to taking any action. There is no set timeline for advance notice, but we take a reasonable approach to provide at least a 30 day notice before any changes go into effect.

f. Please make the disclosure discussed above more prominent in the Allowable Investment Options section.

Response: The disclosure was made bold.

5. Staff Comment: Enhanced Income Select Rider (p. 47): Please revise the prospectus in the appropriate sections regarding which changes apply to purchasers of the new version of the Enhanced Income Select Rider versus the old version of Enhanced Income Select Rider.

Response: The Enhanced Income Select Rider is new and has never been offered before. No existing optional living benefit rider features were modified as a result of the availability of the Enhanced Income

Select Rider. Since this is a new rider, there are no prior contract owners that have purchased the rider and no revision is required.

6. Staff Comment: Owner-Elected Resets (Non-Automatic) (p. 49): Please explain supplementally, since an Automatic Reset will reset the Protected Payment Base to 100% of the contract value, what is the purpose of the Owner-Elected (Non-Automatic Reset).

Response: The decision to exercise an Owner-Elected (Non-Automatic Reset) is made by the contract owner in conjunction with working with their financial advisor. The likely scenario where an Owner-Elected (Non Automatic Reset) may be used is when no Automatic Resets have occurred and the Designated Life has reached a higher age band (e.g. was 64 years of age and turned 65). The attainment of a higher age band may provide for a higher Enhanced Income Percentage which in turn, could provide a higher annual withdrawal amount.

7. Staff Comment: Tandy Representations.

The Registrants hereby acknowledge as follows: 1) the Commission Staff has not passed upon the accuracy or adequacy of the above referenced filings; 2) the review of the filings by the Commission Staff does not relieve the Registrants from its full responsibility for the adequacy and accuracy of the disclosure in the filings nor does it foreclose the Commission from taking any action with respect to the filings; and 3) the Registrants may not assert, as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States, that the Commission Staff reviewed these filings and provided comments to the Registrants or that the filings became automatically effective thereafter.

I believe that the foregoing is responsive to Staff comments. If you have any questions, please call me at (949) 219-3943. Thank you.

Sincerely,

/s/ Brandon J. Cage

Brandon J. Cage